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Exhibit 99(b)

Cochran Road, LLC
225 Broadway, Suite 1515
New York, New York 10007

April 21, 2004

PDS Holding Co., LLC
6171 McLeod Drive
Las Vegas, NV 89120
Attn:    Mr. Johan P. Finley,
             Chief Executive Officer

  Re:
  Financing Commitment

Dear Mr. Finley:

        PDS Holding Co., LLC, a Nevada limited liability company (the "Company" or "Borrower"), has advised Cochran Road, LLC, in its capacity as agent for the Lenders identified below (in such capacity and together with its successors and assigns, the "Agent"), that it proposes (i) to acquire from the Finley Family Trust approximately 1,100,000 shares of the common stock of PDS Gaming Corporation, a Minnesota corporation ("PDSG"), pursuant to a transaction outlined on Exhibit B attached hereto (the "Transaction Schematic") and (ii) to facilitate the proposed going private transaction by PDSG as contemplated by the Transaction Schematic (the "Going Private Transaction"). This letter amends and restates that certain letter agreement dated as of January 27, 2004 (as amended, the "Original Letter"), between the Company and Cochran Road, LLC.

        The Agent is pleased to advise you that Cochran Road, LLC ("Cochran") and Ravich Revocable Trust of 1989 ("Ravich", and together with Cochran and with their respective successors and assigns, the "Lenders") hereby commit to provide the Borrower with a senior secured term loan (the "Senior Loan") in an amount up to Five Million Five Hundred Thousand Dollars ($5,500,000), up to $4,750,000 of which will be funded by Cochran and up to $750,000 of which will be funded by Ravich, generally consistent with the terms and conditions set forth in the Outline of Proposed Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"), the provisions of which are incorporated herein by reference. Also incorporated herein by reference is that certain amended and restated letter agreement concerning fees by and between Agent and the Company dated as of the date hereof (the "Fee Letter"). The obligations of the Borrower under the Senior Loan will be full recourse obligations of the Borrower and will be secured as set forth in the Term Sheet.

        The Company acknowledges that the Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Senior Loan. The loan documentation for the Senior Loan will include, in addition to the provisions that are summarized in this letter, the Term Sheet and the Fee Letter, provisions that, in the opinion of the Lenders, are customary or typical for this type of financing transaction and other provisions that the Lenders require in the context of the proposed transaction.

        By its execution hereof and its acceptance of the terms herein, the Company agrees to indemnify, defend, protect and hold harmless the Agent, the Lenders and each of their respective assignees, affiliates, directors, members, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this letter or the extension of the Senior Loan contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Senior Loan contemplated by this letter (other than losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arising out of or in any way relating to or resulting from claims by the Company against Agent or either Lender), and the Company agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. In the event of any litigation or dispute involving this letter or the Senior Loan, neither the Agent nor the Lenders shall be responsible or liable to the Borrower or any other person for any special, indirect, consequential, incidental or punitive damages. In addition, the Company agrees to pay to the Agent on demand for all reasonable out-of-pocket fees and expenses (the "Expenses") incurred by or on behalf of the Agent or either Lender in connection with the negotiation, preparation, execution and delivery of this letter, the Term Sheet or the Fee Letter, the Senior Loan and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable fees and expenses of counsel, financial advisors and accountants to the Agent or the Lenders in connection with any due diligence, collateral reviews, valuations, appraisals, field examinations and any syndication of the Senior Loan. The obligations of the Company under this paragraph shall remain effective whether or not definitive documentation concerning the Senior Loan is executed and notwithstanding any termination of this letter.

        In connection with the execution of the Original Letter, the Company agreed to pay a commitment fee of $55,000 (the "Commitment Fee"). Agent acknowledges that as of the date hereof it has received the Commitment Fee and holds such fee for the pro rata benefit of the Lenders. The Company acknowledges and agrees that the Commitment Fee was fully earned as of the date of the Original Letter and is non-refundable. Notwithstanding the foregoing, Agent and Lenders agree that Agent will refund the Commitment Fee to the Company, without interest, if, and only if, Lenders refuse to close the Senior Loan solely because of either Lender's dissatisfaction with its legal due diligence review of the Borrower (as described in clause (i) of the following paragraph).

        Each Lender's commitment to provide the Senior Loan is subject to (i) the satisfactory completion of the Lender's legal due diligence review concerning only the Going Private Transaction; (ii) the negotiation, execution and delivery of definitive loan documentation in form and substance satisfactory to the Lenders, the Borrower and their respective counsel; (iii) the satisfaction of the Lenders that, at all times prior to and including the date on which the transactions referred to hereunder close, there has not occurred or become known to the Lenders (A) any material adverse change with respect to the condition, financial or otherwise, business, operations, assets, liabilities or prospects of the Company and its subsidiaries, (B) any material disruption or general adverse development in the financial markets, or (C) any material disruption or general adverse development or any policy change, pronouncement, finding or disclosure concerning the gaming industry or governmental regulatory environment (including, without limitation, the Indian and non-Indian gaming regulatory environment) potentially materially and adversely affecting the Borrower, any subsidiary, Agent, Lenders or the Senior Loan, as determined by the Lenders in their sole discretion (in any such case, a "Material Adverse Change"); (iv) the consummation of the Going Private Transaction (in connection with which the Senior Loan will be funded); and (v) such other conditions as are set forth in the Term Sheet. If at any time the Lenders that have committed, pursuant to the terms of this letter, to provide a majority of the Senior Loan shall determine (in their sole discretion) that (A) the Company will be unable to fulfill any condition set forth in this letter or in the Term Sheet or (B) any of the conditions set forth in clauses (i) through (v) of this paragraph has not been satisfied or (C) any Material Adverse Change has occurred, the Agent may terminate this letter, at the direction of such Lenders, by giving notice thereof to the Company (subject to the obligation of the Company to pay all fees, costs, expenses and other payment obligations expressly agreed by the Company herein to survive the termination of this letter).

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        The Company represents and warrants that (i) all written or electronically stored or delivered information and other written materials concerning the Company or any of its subsidiaries (collectively, the "Information") which has been, or is hereafter, made available by, or on behalf of, the Company or any of its subsidiaries is, or when delivered will be, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made and (ii) to the extent that any such Information contains projections, such projections were prepared by an officer of the Company or PDSG in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Company to be reasonable and (B) information currently believed by the Company to be accurate and believed by the Company to have been accurate at the time such projections were furnished to the Agent and the Lenders, provided that the Company will promptly inform the Agent and the Lenders if, after the date of delivery of such projections, any such information changes in a materially adverse manner.

        This letter is delivered to the Company upon the condition that, until the date of the closing of the Senior Loan, neither the existence of this commitment letter, the Term Sheet or the Fee Letter, nor any of their contents, shall be disclosed by the Company or any of its subsidiaries, except as may be compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and "need to know" basis, solely to (i) the directors, officers, employees, advisors and agents of the Company and (ii) Libra Securities, LLC, Canyon Capital Advisors LLC and the other prospective co-lenders with respect to the Senior Loan. In addition, the Company agrees that it will (x) consult with the Agent and the Lenders prior to the making of any filing in which reference is made to the Agent or the Lenders or the commitment contained herein, and (y) obtain the prior approval of the Lenders before releasing any public announcement in which reference is made to the Lenders or to the commitment contained herein, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Senior Loan, and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. The Company acknowledges that the Agent, either Lender and any of their respective affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that the Agent, either Lender and any of their respective affiliates will have no obligation to provide to the Company or any of its affiliates any confidential information obtained from such other companies.

        Agent acknowledges, on behalf of itself and the Lenders, that, in connection with the Going Private Transaction, the Company or PDSG may be required to file this letter with the Securities and Exchange Commission and certain other regulatory bodies (collectively, the "Filing Offices"). Agent agrees, on behalf of itself and the Lenders, that this letter may be filed with the Filing Offices, provided, prior to filing, the Agent and the Lenders shall have approved in writing each submission to a Filing Office, which approval shall not be unreasonably withheld. Each proposed submission to be made to a Filing Office shall be provided to Agent, each Lender and their respective counsel in draft form not less than five (5) business days prior to the submission date thereof. To the extent that the proxy statement concerning the Going Private Transaction will include a description or discussion of the financing contemplated hereby, Agent, each Lender and their respective counsel will be provided with each draft of such proxy statement as soon as the same become available; the Company agrees to use its reasonable best efforts to cause any comments of Agent or Lenders to be incorporated into the proxy statement.

        The commitment by the Lenders to provide the Senior Loan shall expire at 5:00 p.m. (New York City time) on October 31, 2004 (the "Termination Date"), unless prior thereto, definitive loan

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documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that the Company's obligation to pay all amounts in respect of indemnification Expenses shall survive termination of this letter).

        The Company agrees to work exclusively with the Lenders to close the Senior Loan and, upon execution of this letter agreement, to cease any and all discussions, negotiations, due diligence or other efforts with all other parties concerning any type of debt financing transaction which may be an alternative to the one contemplated herein, until the day that is forty-five (45) days after the Termination Date, unless Lenders have specifically notified the Company in writing that it has determined not to provide the Senior Loan to Borrower.

        This letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple original or facsimile counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This letter may be amended, modified or waived only in a writing signed by the parties hereto.

*        *        *

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        Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to the Agent and the Lenders

Very truly yours,
COCHRAN ROAD, LLC
			By:	/s/ STEVEN M. GOLUB
				Name:	Steven M. Golub
				Title:	Attorney-in-fact
Agreed and Accepted:
PDS HOLDING CO., LLC
By:
/s/ JOHAN P. FINLEY
	Name:	Johan P. Finley
	Title:	Manager
COCHRAN ROAD, LLC, as a Lender
By:
/s/ STEVEN M. GOLUB
	Name:	Steven M. Golub
	Title:	Attorney-in-fact
RAVICH REVOCABLE TRUST OF 1989, as a Lender
By:
/s/ JESS M. RAVICH
	Name:	Jess M. Ravich
	Title:	Trustee

EXHIBIT A

PDS HOLDING CO., LLC

Outline of Proposed Terms and Conditions for Proposed Senior Loan

        This Outline of Proposed Terms and Conditions is part of the amended and restated commitment letter agreement, dated April 21, 2004 (the "Commitment Letter"), addressed to PDS Holding Co., LLC (the "Company") by Cochran Road, LLC in its capacity as agent for the Lenders identified below (in such capacity, and together with its successors and assigns, the "Agent") and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Borrower:	PDS Holding Co., LLC, a Nevada limited liability company (the "Company").
Maximum Loan Amount:
Five Million Five Hundred Thousand Dollars ($5,500,000), up to $4,750,000 of which will be funded by Cochran Road, LLC ("Cochran") and up to $750,000 of which will be funded by Ravich Revocable Trust of 1989 ("Ravich", and together with Cochran and their respective successors and assigns, the "Lenders").
Use of Proceeds:
The Senior Loan will be used to acquire from the Finley Family Trust approximately 1,100,000 shares of the common stock of PDS Gaming Corporation, a Minnesota corporation ("PDSG"), to contribute $3,500,000 to PDS Acquisition Company, a wholly-owned subsidiary of the Company, in order to facilitate PDSG's proposed going private tion (the "Going Private Transaction"), and to fund expenses incurred in connection therewith.
Security:
The Senior Loan will be a full recourse obligation of the Borrower and will be secured: (a) on a first priority basis by all rights of the Company under the management consulting services agreement (the "Management Consulting Agreement") described below, to be entered into between the Company and PDSG on terms and conditions reasonably satisfactory to Lenders, which agreement shall merely be a consulting agreement and shall not provide for any rights of the Company to control PDSG; and (b) by a secured guaranty from PDSG to be entered into by PDSG upon the effective termination of the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (collectively, the "Collateral").
Interest Rate:	Twelve percent (12%) per annum, payable quarterly in cash in arrears. Default Rate of seventeen percent (17%) per annum. Interest shall be calculated on the basis of a 360 day year.
Maturity:	Five (5) years after the closing date of the Senior Loan.

Prepayment Provisions:
When and if the Company receives distributions from PDSG, the Company must utilize such proceeds to prepay the Senior Loan as follows: during the first year after the closing of the Senior Loan, at 105% of the principal amount outstanding; during the second year after the closing of the Senior Loan, at 104% of the principal amount outstanding; during the third year after the closing of the Senior Loan, at 103% of the principal amount outstanding; during the fourth year after the closing of the Senior Loan, at 102% of the principal amount outstanding; and during the fifth year after the closing of the Senior Loan, at 101% of the principal amount outstanding. The Senior Loan may be prepaid at par on the maturity date.
Origination Fee:	Two Percent (2%) of the Maximum Loan Amount.
Monthly Financial Advisory Fee:	Refer to Fee Letter.
Anniversary Fee:	Refer to Fee Letter.
Expenses
In addition to the provisions concerning expenses included in the Commitment Letter, subject to the provisions concerning Expenses in the Commitment Letter, the Company shall pay the reasonable legal fees and out-of-pocket expenses of the Lender and any other co-lenders or participants regarding the Senior Loan. Covenants: Typical for such financings and to be mutually agreed upon in the sole discretion of Lenders and the Company and including, without limitation, (i) prohibition on restricted payments and investments; (ii) prohibition of additional indebtedness or liens; (iii) prohibition on affiliate transactions (other than the Management Consulting Agreement); (iv) PDSG's maintenance of a ten year, $10,000,000 term life insurance policy on the life of Johan P. Finley with an insurance provider reasonably acceptable to Lenders, fifty percent (50%) of which policy shall be collaterally assigned to the Lenders; and (v) financial covenants to be agreed.
Representations and Warranties:	Typical for such financings and to be mutually agreed upon in the sole discretion of Lenders and the Company.
Conditions to Closing:
The Company shall convert to a corporation prior to the closing of the Senior Loan. Additional conditions shall be typical for such financings and to be mutually agreed upon in the sole discretion of Lenders and the Company, in addition to the conditions, including those regarding due diligence, contained in the Commitment Letter.
Projected Closing Date:	No later than October 31, 2004

Events of Default:
Typical for such financings and to be mutually agreed upon in the sole discretion of Lenders and the Company and including, without limitation, (i) a material breach or termination of the Management Consulting Agreement by either party or the failure of the Company to consummate the PDSG Merger on or before April 1, 2005 and (ii) merging, consolidating or disposing of substantially all of the stock or assets of the Company or its subsidiaries (other than the Company's proposed merger with PDSG, with PDSG surviving (the "PDSG Merger").
Assignments and Participations:
Either Lender may sell or assign its loans or commitments with respect to the Senior Loan without the consent of the Borrower. The assigning Lender shall furnish written notice of each such sale or assignment to the Borrower promptly thereafter, provided that the failure of such Lender to furnish written notice to the Borrower shall not affect such Lender's ability to assign any portion of its loans or commitments. Either Lender may also sell participations in the Senior Loan without the Borrower's consent.
Governing Law:	New York.
Placement Agent:
Libra Securities LLC, as the Company's exclusive placement agent with respect to the Senior Loan, will be paid by the Company a fee of three percent (3.00%) of the Maximum Loan Amount upon the closing of the Senior Loan. Such fee shall be paid from the first advance of the Senior Loan.
Management Consulting Agreement:
In connection with the Senior Loan, PDSG and the Company shall enter into a Management Consulting Agreement whereby, in exchange for payment of a fee by PDSG in an amount to be determined mutually by the Company and PDSG, the Company will render management consulting services to PDSG as needed or requested by PDSG from time to time. Such management consulting services may include the provision of advice and assistance concerning all aspects of PDSG's business and operations. The Management Consulting Agreement shall merely be a consulting agreement and shall not confer on the Company any right to engage any person on behalf of PDSG, bind PDSG to any contract or exert any form of control over PDSG.

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  Exhibit 99(b)
EXHIBIT A PDS HOLDING CO., LLC Outline of Proposed Terms and Conditions for Proposed Senior Loan